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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               SCHEDULE 13E-3/A
                                AMENDMENT NO. 3
                               (FINAL AMENDMENT)

                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                      WASTE MANAGEMENT INTERNATIONAL PLC
                               (NAME OF ISSUER)
                            WASTE MANAGEMENT, INC.
                      WASTE MANAGEMENT INTERNATIONAL PLC
                      (NAMES OF PERSONS FILING STATEMENT)

                          ORDINARY SHARES OF 10P EACH
                   AMERICAN DEPOSITARY SHARES, EVIDENCED BY
                         AMERICAN DEPOSITARY RECEIPTS,
                     EACH REPRESENTING TWO ORDINARY SHARES
                        (TITLE OF CLASS OF SECURITIES)

                     94090610 (AMERICAN DEPOSITARY SHARES)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

     GREGORY T. SANGALIS, ESQ.                   CHRISTOPHER GOWER
 SENIOR VICE PRESIDENT AND GENERAL               COMPANY SECRETARY
              COUNSEL                   WASTE MANAGEMENT INTERNATIONAL PLC
       WASTE MANAGEMENT, INC.                      3 SHORTLANDS
      1001 FANNIN, SUITE 4000            HAMMERSMITH INTERNATIONAL CENTRE
        HOUSTON, TEXAS 77002                  LONDON, W6 8RX, ENGLAND
     TELEPHONE: (713) 512-6200              TELEPHONE: 44-181-563-7000
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                  COPIES TO:
    CHARLES W. MULANEY, JR. ESQ.                 JEFFREY TWENTYMAN
        GARY P. CULLEN, ESQ.                     SLAUGHTER AND MAY
       SKADDEN, ARPS, SLATE,                   35 BASINGHALL STREET
     MEAGHER & FLOM (ILLINOIS)               LONDON, EC2V5DB, ENGLAND
       333 WEST WACKER DRIVE                TELEPHONE: 44-171-600-1200
         CHICAGO, IL 60606
     TELEPHONE: (312) 407-0700

  THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

  This statement is filed in connection with (check the appropriate box): a.[_The]filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3c) [(S) 240.13e-3(c)] under the
    Securities Exchange Act of 1934.
b.[_The]filing of a registration statement under the Securities Act of 1933. c.[_A]tender offer.
d.[XNone]of the above.

  Check the following box if the soliciting materials referred to in checking box (a) are preliminary copies: [_]

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                                 INTRODUCTION

  This Amendment No. 3 is the final amendment (the "Final Amendment") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Transaction Statement") filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to Rule 13e-3(d)(3) of the Exchange Act, the Final Amendment reports the results of the Scheme in respect of Waste Management International plc, a company incorporated with limited liability and registered in England and Wales (the "Company"), pursuant to which the Company has become an indirect, wholly-owned subsidiary of Waste Management, Inc. ("WMI"), a Delaware corporation. All information set forth below should be read in connection with the information contained or incorporated by reference in the Transaction Statement as previously amended. Unless otherwise indicated, capitalized terms used and not defined herein have the respective meanings ascribed thereto in the Transaction Statement as previously amended.

  Pursuant to the terms and conditions of the Scheme, on October 7, 1998, holders of Scheme Shares approved the Scheme at the Court Meeting convened by order of the English High Court and holders of Ordinary Shares passed a resolution at the Extraordinary General Meeting. On November 2, 1998, the English High Court sanctioned the Scheme. On November 3, 1998, an office copy of the Court Order was filed with, and registered by, the Registrar of Companies in England and Wales whereupon the Scheme became effective and binding.

  Pursuant to the terms and conditions of the Scheme, once the Scheme became effective each Scheme Shareholder thereafter ceased to have any rights with respect to Scheme Shares, except the right to receive, without interest, the Ordinary Shares Consideration. Similarly, holders of ADRs ceased to have any rights with respect to such ADRs, except the right to receive, without interest, the ADRs Consideration in accordance with the terms of the Deposit Agreement which is described in the Transaction Statement.

  Immediately prior to the Scheme becoming effective, WMI directly or indirectly owned approximately 80% of the outstanding share capital of the Company. After the Scheme became effective, WMI directly or indirectly owned 100% of the outstanding share capital of the Company.

  Pursuant to the terms and conditions of the Scheme, on November 3, 1998, the Dollar Exchange Rate for converting from the Sterling Consideration to the Dollar Consideration was set at 1.6568 US dollars per pound sterling.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

  Item 1 of the Transaction Statement is hereby amended and supplemented as follows:

  (c) Upon consummation of the Scheme, the Ordinary Shares ceased to be qualified for listing on the London Stock Exchange. Accordingly, on November 3, 1998, the London Stock Exchange was requested to cancel the listing of the Ordinary Shares and the Ordinary Shares were, therefore, delisted.

  Similarly, upon consummation of the Scheme, the ADRs ceased to be qualified for listing on the New York Stock Exchange. Upon the Scheme becoming effective, registration of the ADRs under the Exchange Act was terminated and appropriate measures to delist the ADRs from the New York Stock Exchange were taken.

  (f) The Introduction to this Final Amendment to the Transaction Statement is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

  Item 5 of the Transaction Statement is hereby amended and supplemented as follows:

  The Scheme became effective and binding on November 3, 1998, when an office copy of the Court Order was filed with, and registered by, the Registrar of Companies in England and Wales.

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  On November 3, 1998, the Independent Directors resigned from the Company
Board.

  WMI plans to liquidate the Company. It is expected that such liquidation will be complete by the end of the fourth quarter of 1998.

  The Introduction to this Final Amendment to the Transaction Statement is incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

  Item 7 of the Transaction Statement is hereby amended and supplemented as follows:

  The Introduction to this Final Amendment to the Transaction Statement is incorporated herein by reference.

ITEM 10. INTERESTS IN SECURITIES OF THE ISSUER

  Item 10 of the Transaction Statement is hereby amended and supplemented as follows:

  The Introduction to this Final Amendment to the Transaction Statement is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS

     17(b)(1) Fairness opinion of KPMG Corporate Finance, a division of KPMG. ) Reference is made to Schedule D of the Transaction
               Statement)*
     17(b)(2) Fairness opinion of Merrill Lynch & Co., Inc. (Reference is made to Schedule E of the Transaction Statement)*
     17(b)(3)  Materials prepared for the Independent Directors of Waste
               Management International plc by KPMG Corporate Finance, a division of KPMG.*
     17(b)(4)  Materials prepared for the Board of Directors of Waste
               Management, Inc. by Merrill Lynch & Co., Inc.*
     17(c)(1)  Deposit Agreement dated as of April 1, 1992, among
               Citibank, N.A., as Depositary, the Company, and the holders from time to time of ADRs.*
     17(c)(2)  Notice to ADR holders from the Depositary.*
     17(d)(1)  Scheme of Arrangement Document, dated September 7, 1998.
               (Reference is made to Schedule A of the Transaction
               Statement)*

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  *Previously filed.

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                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF OUR KNOWLEDGE AND BELIEF, WE CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                                    November 13, 1998
                                          -------------------------------------
                                                         (Date)

                                          Waste Management, Inc.

                                                 /s/ Gregory T. Sangalis
                                          By: _________________________________
                                                       (Signature)

                                          Name: Gregory T. Sangalis
                                          Title: Senior Vice President
                                          Waste Management, Inc.
                                                    (Name and Title)

                                          Waste Management International plc

                                                  /s/ Christopher Gower
                                          By: _________________________________
                                                       (Signature)

                                          Name: Christopher Gower
                                          Title: Company Secretary
                                          Waste Management International plc
                                                    (Name and Title)

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